UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number: 001-36495

MARKIT LTD.

(Translation of registrant’s name into English)

4th Floor, Ropemaker Place,

25 Ropemaker Street

London, England

EC2Y 9LY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 4, 2015, Markit Ltd. (“Markit” or the “Company”) issued and sold $500 million of long term debt securities pursuant to a Note Purchase and Guarantee Agreement dated November 4, 2015 (the “Note Purchase Agreement”), by and among the Company, Markit Group Holdings Limited (“MGHL”) and the purchasers listed therein (the “Purchasers”).

The senior notes were issued by MGHL, a wholly owned subsidiary of the Company, and are its senior unsecured obligations ranking pari passu with the Company’s revolving credit facility. The senior notes consist of $210 million aggregate principal amount of 7-year senior notes with an interest rate of 3.73% per annum and $290 million aggregate principal amount of 10-year senior notes with an interest rate of 4.05% per annum. The senior notes were also guaranteed by the Company, as parent guarantor, and by those subsidiaries of the Company that guarantee its revolving credit facility. The proceeds from the senior notes will be used to pay down debt drawn on the Company’s revolving credit facility and for general corporate and working capital purposes.

The Note Purchase Agreement contains customary affirmative and negative covenants of MGHL and the Company. Affirmative covenants relate to, among other things: compliance with law; insurance coverage; maintenance of properties; payment of taxes and claims; maintenance of corporate existence; maintenance of books and records; maintenance of priority of obligations and maintenance of subsidiary guarantors. Negative covenants limit the Company’s and its subsidiaries’ ability to, among other things: enter into transactions with affiliates; consolidate or merge; sell, transfer or dispose of assets; create liens; create or incur subsidiary indebtedness; substantially change the nature of the Company’s business; or violate economic sanctions laws. The Company will be obligated to maintain a Consolidated EBITDA to Consolidated Net Finance Charges ratio of not less than 4.00:1.00 and a Consolidated Net Debt to Consolidated EBITDA ratio of no more than 3.00:1.00 (each as defined in the Note Purchase Agreement), subject to the Company’s right to increase such ratio up to three times to 3.50:1.00 for not more than two consecutive semi-annual periods following a significant acquisition, during which time the interest rate will be 0.25% higher than the coupon rate for the senior notes.

The Company may prepay all or any part of the senior notes at its option in an amount not less than 5% of the aggregate principal amount of the senior notes then outstanding at a price equal to 100% of the principal amount of the senior notes plus the applicable make-whole amount, as defined in the Note Purchase Agreement. Additionally, at the option of the holders of the senior notes, Markit may be required to purchase all or a portion of the senior notes upon occurrence of a Noteholder Sanctions Event or Change of Control (each as defined in the Note Purchase Agreement) or following certain significant disposals of assets, at a price equal to 100% of the principal amount of the senior notes plus accrued and unpaid interest to the date of purchase.

The Note Purchase Agreement contains customary events of default, including, among other things, payment default, covenant default, judgment defaults, employee benefit defaults, breach of representation or warranty, bankruptcy, cross-default and failure to maintain subsidiary guarantees.

Markit offered the senior notes to institutional investors in a private placement offering made pursuant to the exemption from registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”). The offering has not been and will not be registered under the Act and the senior notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Act.

Forward-looking statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this report that address activities, events or developments that Markit expects, believes or anticipates will or may occur in the future are forward-looking statements. Markit’s estimates and forward-looking statements are mainly based on its current expectations and estimates of future events and trends, which affect or may affect its businesses and operations. Although Markit believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to Markit. When used in this report, the words “anticipate,” “believe,” “could,” “intend,” “expect,” “estimate,” “should,” “plan,” “will” or other similar words are intended to identify forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Markit, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. Further information on such assumptions, risks and uncertainties is available in Markit’s filings with the US Securities and Exchange Commission, including its annual report on Form 20-F. Markit undertakes no obligation and does not intend to update or correct these forward-looking statements to reflect events or circumstances occurring after the date of this press release, except as required by applicable law. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARKIT LTD.
(Registrant)

	By:	/s/ Jeff Gooch
	Name:	Jeff Gooch
	Title:	Chief Financial Officer

Date: November 5, 2015